EXHIBIT 12.1
HARBINGER GROUP INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Year ended September 30,					Three Months Ended December 31,
(in millions, except ratios)	2010	2011	2012	2013	2014	2014
Income (loss) from continuing operations before income taxes	$(132.3)	$57.9	$25.4	$118.3	$213.2	$(89.6)
Add back fixed charges
Interest expense	277.0	249.3	251.0	511.9	321.9	80.6
Estimated interest within rental expense	10.1	13.9	12.3	17.1	15.6	4.1
Total fixed charges	$287.1	$263.2	$263.3	$529.0	$337.5	$84.7
Earnings (loss) before fixed charges	154.8	321.1	288.7	647.3	550.7	(4.9)

Fixed charges as above	287.1	263.2	263.3	529.0	337.5	84.7

Ratio of earnings to fixed charges	(a)	1.2	1.1	1.2	1.6	(a)

Deficiency of (loss) earnings to fixed charges (a)	$(132.3)					$(89.6)

(a) Due to losses for the year ended September 30, 2010 and three month period ended December 31, 2014, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $132.3 million and $89.6 million, respectively, in each of these periods in order to achieve a ratio of 1:1.